UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549




                                     FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


  Commission File Number of issuing entity: 333-141648-03


  Citigroup Commercial Mortgage Trust 2008-C7
  (Exact name of issuing entity as specified in its charter)


  Commission File Number of depositor: 333-141648



  Citigroup Commercial Mortgage Securities Inc.
  (Exact name of depositor as specified in its charter)


  Citigroup Global Markets Realty Corp.
  Goldman Sachs Mortgage Company
  (Exact name of sponsor(s) as specified in its charter)


    c/o Wells Fargo Bank, N.A.
    9062 Old Annapolis Road
    Columbia, MD 21045
    (410) 884-2000

   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


   A-1

   A-1A

   A-2A

   A-2B

   A-3

   A-4

   A-J

   A-JA

   A-M

   A-MA

   A-SB


  (Title of each class of securities covered by this Form)


   None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



   Rule 12g-4(a)(1)         / /

   Rule 12g-4(a)(2)         / /

   Rule 12h-3(b)(1)(i)      / /

   Rule 12h-3(b)(1)(ii)     / /

   Rule 15d-6               /X/



  Approximate number of holders of record as of the certification or notice date:
        Less than 300 Holders


  Pursuant to the requirements of the Securities Exchange Act of 1934,


   Citigroup Commercial Mortgage Trust 2008-C7

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: December 17, 2008
  By: /s/ Teresa Zien
  Teresa Zien, Vice President


  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.